March 19, 2014

William H. Thompson
Accounting Branch Chief
Securities and Exchange Commission

Re:	Bio-Solution Corp. Form 10-K for the Fiscal Year Ended December 31, 2012 Filed March 22, 2013 Response Dated March 6, 2014 File No. 333-147917

Dear Mr. Thompson:

Thank you for your conclusions. We have reviewed your response letter dated March 22, 2014. Below are our responses. Bio-Solutions Corp recognizes that our Company is responsible for the adequacy and accuracy of the disclosures in the filing. Also, the staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. In addition, our Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Item 8. Financial Statements, page F-1

1. We reviewed your response to comments 2 and 3 in our letter dated January 14, 2014. Please show us what your proposed disclosure in the 2013 Form 10-K will look like. Please make sure your proposed disclosure includes a description of the errors in previously issued financial statements for fiscal 2012 and for the interim periods of fiscal 2012 and 2013 regarding your accounting for beneficial conversion features and stock-based compensation issued to your chief executive officer upon achievement of operational milestones, the impact of the errors on previously issued financial statements and the effect of correcting the errors in the fourth quarter of fiscal 2013.

Company Response: Here our proposed disclosure to be included in our December 31, 2013 Form 10-K under Note 2 – Summary of Significant Accounting Policies:

Prior period correction in the three month ended December 31, 2013

Beginning in the three months ended June 30, 2012 and through the three months ended September 30, 2013, the Company improperly valued the potential beneficial conversion option of the Company’s convertible notes payable. Based on ASC 470-20-30-16 through 30-18, the beneficial conversion option should have been valued based on the fair market value on the date of issuance and recording as a debt discount. The debt discount should have been amortized over the term of the convertible note (longest term was 6 months). The accumulated impact of the correction was a charge to interest expense of $141,267 and a charge to debt discount on notes payable of $18,508 offset by a credit to additional paid in capital of $159,775. In-addition, during the quarter ended June 30, 2013, the Company improperly recorded stock-based compensation issued to the Company’s chief executive officer upon achievement of operational milestones for the Type2Defense product (see Note 10) as intellectual property. Based on ASC 718-10 and ASC 505-50 this amount should be been should have been classified as stock based compensation on the date earned. The accumulated impact of the correction on the financial statements was a charge to stock based compensation of 231,600 and a credit to intellectual property of $231,600.

In accordance with the Securities and Exchange Commission's Staff Accounting Bulletin, or SAB, No. 99, Materiality, and SAB No. 108, the Company assessed the materiality of these charges to its consolidated financial statements for the quarters ended June 30, 2012 through September 30, 2013 and the year ended December 31, 2012, using both the roll-over method and iron-curtain method as defined in SAB No. 108. The Company concluded the effect of understating interest expense and share-based compensation was not material to its consolidated financial statements for the quarters ended June 30, 2012 through September 30, 2013 and the year ended December 31, 2012 and, as such, those consolidated financial statements are not materially misstated. The Company also concluded that providing for the correction of the understatement in 2013 would not have a material effect on its consolidated financial statements for the year ending December 31, 2013.

The out-of-period adjustment at December 31, 2013 for the improperly valued beneficial conversion option of the Company’s convertible notes payable was a charge to interest expense of $141,267 and charge to debt discount on notes payable of $18,508 offset by a credit to additional paid in capital of $159,775 in the accompanying balance sheet and statement of operations. The out-of-period adjustment at December 31, 2013 for improperly recording stock-based compensation issued to the Company’s chief executive officer upon achievement of operational milestones as intellectual property was a charge to stock based compensation of 231,600 and a credit to intellectual property of $231,600 in the accompanying balance sheet and statement of operations. The impact of the misstatements on the previously issued financial statements and the effect of correcting the misstatements during the three month ended December 31, 2013 are as follows:

Misstatements on previously issued financial statements:

	As
	Previously	Correct
Quarter ended June 30, 2012	Reported	Amount	Adjustment
Beneficial Conversion Interest Expense	162,356	35,156	(127,200)
Discount on Notes Payable	-	19,171	19,171
Additional paid in capital	(162,356)	(54,327)	108,029

Quarter ended September 30, 2012
Beneficial Conversion Interest Expense	73,182	31,192	(41,991)
Discount on Notes Payable	-	20,979	20,979
Additional paid in capital	(73,182)	(52,171)	21,011

Quarter ended December 31, 2012
Beneficial Conversion Interest Expense	(201,242)	26,221	227,463
Discount on Notes Payable	-	10,258	10,258
Additional paid in capital	201,242	(36,479)	(237,721)

Year ended December 31, 2012
Beneficial Conversion Interest Expense	34,296	92,569	58,273
Discount on Notes Payable	-	10,258	10,258
Additional paid in capital	(34,296)	(102,827)	(68,531)

Quarter ended March 31, 2013
Beneficial Conversion Interest Expense	42,074	22,638	(19,436)
Discount on Notes Payable	-	12,833	12,833
Additional paid in capital	(42,074)	(35,471)	6,603

Quarter ended June 30, 2013
Stock Based Compensation	-	231,600	231,600
Beneficial Conversion Interest Expense	57,754	19,615	(38,139)
Intellectual property	231,600	-	(231,600)
Discount on Notes Payable	-	40,411	40,411
Additional paid in capital	(57,754)	(60,026)	(2,272)

Quarter ended September 30, 2013
Beneficial Conversion Interest Expense	(108,666)	31,903	140,569
Discount on Notes Payable	-	18,508	18,508
Additional paid in capital	108,666	(50,411)	(159,077)

Effect of correcting the misstatements during the three months ended December 31, 2013:

	As
	Previously	Corrected
Quarter ended December 31, 2013	Reported	Amount	Adjustment
Stock Based Compensation	-	231,600	231,600
Beneficial Conversion Interest Expense	-	141,267	141,267
Intellectual property	-	(231,600)	(231,600)
Discount on Notes Payable	-	18,508	18,508
Additional paid in capital	-	(159,775)	(159,775)

Year ended December 31, 2013
Stock Based Compensation	-	231,600	231,600
Beneficial Conversion Interest Expense	(8,838)	141,267	150,105
Intellectual property	231,600	-	(231,600)
Discount on Notes Payable	-	18,508	18,508
Additional paid in capital	8,838	(159,775)	(168,613)

Report of Independent Registered Public Accounting Firm, page F-2

2. We reviewed the report of your independent registered public accounting firm provided in response to comment 1 in our letter dated January 14, 2014. Please file an amendment to include the revised audit report in Item 8. Please also amend Item 15 to include currently dated certifications and the consent of your independent registered public accounting firm.

Company Response: Agreed that we file the amendment at earliest possible time.

The Company recognizes the comments from the previous letter dated November 20, 2013, December 17, 2013 and January 14, 2014 in addition to the comments above and will implement all changes discussed in all four letters.

Best Regards,

/s/ William Gallagher
William Gallagher
CEO, CFO and Director of Bio-Solutions